                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)


                             THE GORMAN-RUPP COMPANY
                             -----------------------
                                (Name of Issuer)


                        COMMON SHARES, WITHOUT PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)


                                  38 3082 10 4
                               -------------------
                                 (CUSIP Number)






Check (X) the following box if a fee is being paid with this statement._______




                                Page 1 of 4 Pages



CUSIP NO.  38 3082 10 4                              SCHEDULE 13G

---------------------------------------------------------------------------------------

 1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                           JAMES C. GORMAN
                           SS#  ###-##-####
---------------------------------------------------------------------------------------

 2)      Check (X) the Appropriate Box if a Member of a Group              (A)  -------
                                                                           (B)     X
                                                                                -------
---------------------------------------------------------------------------------------


 3)      SEC Use Only


---------------------------------------------------------------------------------------
 4)      Citizenship or Place or Organization

                           UNITED STATES (State of Ohio)

---------------------------------------------------------------------------------------

         Number of Shares                   5)   Sole Voting Power
         Beneficially Owned                          447,013
         by Each Reporting                  -------------------------------------------
         Person With
                                            6)   Shared Voting Power
                                                     274,838
                                            -------------------------------------------

                                            7)   Sole Dispositive Power
                                                     447,013

                                            -------------------------------------------

                                            8)   Shared Dispositive Power
                                                     274,838
---------------------------------------------------------------------------------------

 9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           721,851

---------------------------------------------------------------------------------------

10)      Check Box (X) if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions)                                      X
                                                                                -------
---------------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row 9
                           8.4 %

---------------------------------------------------------------------------------------
12)      Type of Reporting Person  (See Instructions)

                           IN
---------------------------------------------------------------------------------------



                                Page 2 of 4 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

Item 1 (a)  Name of Issuer:
                      THE GORMAN-RUPP COMPANY
--------------------------------------------------------------------------------

Item 1 (b)  Address of Issuer's Principal Executive Office:

                      305 BOWMAN STREET, MANSFIELD, OHIO  44903
--------------------------------------------------------------------------------
Item 2 (a)  Name of Person Filing:

                      JAMES CARVELL GORMAN
--------------------------------------------------------------------------------
Item 2 (b)  Address or Principal Business Office or, if none, Residence:

                      305 BOWMAN STREET, MANSFIELD, OHIO  44903
--------------------------------------------------------------------------------
Item 2 (c)  Citizenship:

                      UNITED STATES (State of Ohio)
--------------------------------------------------------------------------------
Item 2 (d)  Title of Class of Securities:

                      COMMON SHARES, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
Item 2 (e)  CUSIP Number:

                      38 3082 10 4
--------------------------------------------------------------------------------
Item  3.     Status of Person Filing.

                      Not Applicable.
--------------------------------------------------------------------------------
Item  4.     Ownership.

             (a)  Amount Beneficially Owned:                      721,851

             (b)  Percent of Class:                               8.4%

             (c)  Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote                   447,013
                  (ii)  shared power to vote or to direct the vote                 274,838
                 (iii)  sole power to dispose or to direct the disposition of      447,013
                  (iv)  shared power to dispose or to direct the disposition of    274,838

                                Page 3 of 4 Pages

Item  5.     Ownership of Five Percent or Less of a Class.
                      Not Applicable.

--------------------------------------------------------------------------------
Item  6.     Ownership of More than Five Percent on Behalf of Another Person.
                      Not Applicable       X
                                       ---------

                      Response to this Item is contained on the separate sheet(s) attached hereto
                                               -----------

--------------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                      Not Applicable.
--------------------------------------------------------------------------------

Item  8.     Identification and Classification of Members of the Group.

                      Not Applicable.
--------------------------------------------------------------------------------
Item  9.     Notice of Dissolution of Group.

                      Not Applicable.
--------------------------------------------------------------------------------

Item 10.     Certification.

                      After reasonable inquiry and to the best of my
             knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
--------------------------------------------------------------------------------

             February 10, 1997
             -----------------
             Date


             /s/ James C. Gorman
             ---------------------------
             Signature


             James C. Gorman, Chairman
             -------------------------------------
             Name/Title

                                Page 4 of 4 Pages